Exhibit 99

MAGNA ANNOUNCES 2018 ANNUAL MEETING RESULTS

AURORA, Ontario, May 10, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2018 annual meeting of shareholders. A total of 285,727,820 Common Shares or 79.79% of our issued and outstanding Common Shares were voted in connection with the meeting. Shareholders voted by a show of hands in favour of each item of business. Based on proxies received prior to the meeting and votes cast in person at the meeting, each director nominee was elected by a substantial majority as follows:

Nominee	Votes FOR
Scott B. Bonham	99.89%
Peter G. Bowie	99.82%
Mary S. Chan	99.77%
Dr. Kurt J. Lauk	99.88%
Robert F. MacLellan	99.80%
Cynthia A. Niekamp	99.91%
William A. Ruh	99.93%
Dr. Indira V. Samarasekera	99.59%
Donald J. Walker	99.96%
Lawrence D. Worrall	99.13%
William L. Young	99.38%

Additionally, Magna’s advisory “say on pay” vote received 97.25% support based on proxies received prior to the meeting and votes cast in person at the meeting.  Full results of the votes are included as Appendix “A” to this press release.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  │  248.631.5396

MAGNA ANNOUNCES 2018 ANNUAL MEETING RESULTS	CONNECT WITH MAGNA

OUR BUSINESS (1)

We have more than 172,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 93 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Appendix “A”

VOTING RESULTS - 2018 ANNUAL MEETING OF SHAREHOLDERS

	Votes For		Votes Withheld/Against
Resolution	#	%	#	%
Elect Scott B. Bonham as Director	275,145,329	99.89	299,739	0.11

Elect Peter G. Bowie as Director	274,957,788	99.82	487,280	0.18

Elect Mary S. Chan as Director	274,806,239	99.77	638,828	0.23

Elect Dr. Kurt J. Lauk as Director	275,124,189	99.88	320,879	0.12

Elect Robert F. MacLellan as Director	274,907,196	99.80	537,872	0.20

Elect Cynthia A. Niekamp as Director	275,188,757	99.91	256,311	0.09

Elect William A. Ruh as Director	275,248,787	99.93	196,280	0.07

Elect Dr. Indira V. Samarasekera as Director	274,305,245	99.59	1,139,823	0.41

Elect Donald J. Walker as Director	275,320,846	99.96	123,814	0.04

Elect Lawrence D. Worrall as Director	273,043,692	99.13	2,401,377	0.87

Elect William L. Young as Director	273,740,524	99.38	1,704,543	0.62

Re-Appointment of Deloitte LLP as Auditors	285,517,713	99.93	206,043	0.07

Advisory Resolution on Executive Compensation	267,880,692	97.25	7,564,816	2.75